SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

GEOKINETICS INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to purchase common stock, par value $0.01 per share
(Title of Class of Securities)

372910
(CUSIP Number of Class of Securities)

Diane Anderson
1500 CityWest Blvd., Suite 800
Houston, Texas 77042
Telephone:  (713) 850-7600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
George G. Young III
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Telephone:  (713) 547-2081

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

H- Schedule TO-C(775021_1).DOC

This Tender Offer Statement on Schedule TO is being filed by Geokinetics Inc. (“Geokinetics” or “Company”) pursuant to General Instruction D to Schedule TO.

Explanatory Note

On April 8, 2009, the Board of Directors of Geokinetics authorized, subject to stockholder approval, a voluntary option exchange program that will permit its eligible employees to exchange certain outstanding options for a lesser number of stock options (the “Option Exchange Program”).

On April 10, 2009, the Company filed with the Securities and Exchange Commission a preliminary proxy statement relating to its 2009 Annual Meeting of the stockholders to be held on May 27, 2009 in order to approve the Option Exchange Program, among other matters. A copy of this preliminary proxy statement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The attached preliminary proxy statement does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the proxy statement has not yet commenced. The Option Exchange Program will commence, if at all, only if stockholders approve the Option Exchange Program. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents free of charge, when available, by contacting the Corporate Secretary at 1500 CityWest Blvd., Suite 800, Houston, Texas 77042.

Item 12. Exhibits

Exhibit Number	Description

99.1	Preliminary Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on April 10, 2009.

H- Schedule TO-C(775021_1).DOC